UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Name of Issuer)

Class B ordinary shares, nominal value of TRY 0.20 per share

American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share**

(Titles of Class of Securities)

23292B 104***

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share, were separately registered on a registration statement on Form F-6 (Registration No. 333-257160).

*** This CUSIP number applies to the American Depositary Shares, each representing one Class B ordinary share, nominal value of TRY 0.20 per share. No CUSIP has been assigned to the Class B ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23292B 104		Schedule 13G	Page 2 of 6
1	NAME OF REPORTING PERSON Hanzade Vasfiye Doğan Boyner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒* (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Turkey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 69,864,015(1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 69,864,015(1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,864,015(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.4%(2)
12	TYPE OF REPORTING PERSON IN

* See Item 8 of the statement for additional information.

(1)	Consists of (i) 40,000,000 privileged Class A ordinary shares, which are convertible for shares of the Issuer’s Class B ordinary shares as described under the heading “Description of Share Capital and Articles of Association” in the Issuer’s Registration Statement on Form F-1 (File No. 333-256654) and, if not previously converted, automatically convert into shares of the Issuer’s Class B ordinary shares on July 1, 2041 and (ii) 29,864,015 Class B ordinary shares. Each privileged Class A ordinary share has fifteen votes per share and each Class B ordinary share has one vote per share. Based on the voting power of Class A ordinary shares, the Reporting Person beneficially owns securities representing approximately 71.1% of the voting power of the Issuer (assuming no conversion of the Class A ordinary shares).

(2)	Based on 40,000,000 privileged Class A ordinary shares and 285,998,290 Class B ordinary shares outstanding as of December 31, 2021.

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Item 1(a). Name of Issuer:

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Şişli 34387 Istanbul, Turkey

Item 2(a). Name of Person Filing:

This statement is filed by Hanzade Vasfiye Doğan Boyner (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is as follows:

Kuştepe Mahallesi Mecidiyeköy Yolu

Cadde no: 12 Kule 2 K2

Şişli 34387 Istanbul, Turkey

Item 2(c). Citizenship:

See row 4 of the cover page for the Reporting Person.

Item 2(d). Titles of Classes of Securities:

Class B ordinary shares, nominal value of TRY 0.20 per share

Item 2(e). CUSIP Number:

23292B 104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

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(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

 Item 4. Ownership

(a)	Amount beneficially owned:

See response to row 9 on the cover page.

(b)	Percent of class:

See response to row 11 on the cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See response to row 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to row 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to row 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to row 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Pursuant to a Shareholders’ Agreement entered into in June 2021 (prior to the Issuer’s initial public offering) by and among the Reporting Person, Vuslat Doğan Sabancı, Yasar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ, Isıl Doğan and TurkCommerce B.V. (the “Shareholders’ Agreement”), the parties thereto agreed to, among others, certain voting arrangements in favor of a director nominee of TurkCommerce B.V. in accordance with the terms and conditions of the Shareholders’ Agreement. With respect to Vuslat Doğan Sabancı, Yasar Begümhan Doğan Faralyalı, Arzuhan Doğan Yalçındağ and Isıl Doğan, the Shareholders’ Agreement terminated within five business days following the closing of the Issuer’s initial public offering.

A copy of the form of Shareholders’ Agreement has been filed by the Issuer with the Securities and Exchange Commission as Exhibit 4.3 to the Issuer’s amended registration statement on Form F-1 filed on June 23, 2021.

The Reporting Person may be deemed to be a member of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Class B ordinary shares beneficially owned by the Reporting Person and TurkCommerce B.V. due to the voting agreement in the Shareholders’ Agreement. Assuming such a group is deemed to exist, the members of the group are the Reporting Person and Turk Commerce B.V. and Turk Commerce B.V. is deemed a beneficial owner of its Class B ordinary shares and of all of the Class B ordinary shares owned by the Reporting Person.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

/s/ Hanzade Vasfiye Doğan Boyner
Name:	Hanzade Vasfiye Doğan Boyner